Hi, I'm Colin Mochrie. And I have been tasked to assemble the greatest crew of improv comedians the world has ever seen.

So I cloned myself four times.

Unfortunately, clones don't live very long.

So I did the next best thing. I have traveled the globe for forty years and have seen improv comedy so good, it would make you believe magic is real.

I'm helping to create the largest platform for improv comedy, and I'm calling it Dry Bar Unscripted. It will be the sister channel to Dry Bar Comedy.

Dry Bar Comedy generates over a billion views a year. And profits millions. (TEXT DISCLAIMER: "Past performance does not guarantee future performance.")

Only this will be the largest channel for improv comedy specials ever. It's basically a world record.

Hello, guinness? I'd like to make an entry into your book. No, not for best pantomime. The nerve.

That's why Dry Bar Unscripted is assembling the best improv comedians in the world. It'll be like the avengers, except with fewer abs and more pantomime. Just what everyone wants.

With Dry Bar unscripted, we are introducing the world to amazing improv comedy. The kind you can watch with your whole family.

All the pieces are in place to create the next big comedy platform. Fastest growing comedy channel? Check. The greatest improv comedians? Check. The world's most famous improv comedian? Wayne Brady? No.

All we need is comedy fans like you to bring it to life.

Investing in Dry Bar Unscripted could be the greatest decision of your life. Plus, it's so easy.

Step one: Click to view the investment page.

Step two: watch my original improv comedy special.

Step three: express interest in investing in Dry Bar Unscripted.

Step four: celebrate by making out with your wife. Get your hands off of her!

Imagine investing in sketch comedy before Saturday Night Live, or investing in standup comedy before Seinfeld. Or investing in friendship bracelets with Wayne Brady.

Click the link to express interest in investing in Dry Bar Unscripted today. (TEXT: "Click the link to express interest today")

As with any investment, you should only invest as much as you're willing to lose.

But here's why we believe Dry Bar Unscripted could be the next big comedy platform.

If you had invested in Dry Bar Comedy back in 2016, today your investment would have 10 X'd in value.

(TEXT DISCLAIMER: Statements on revenue (money) or past performance do not guarantee future performance, nor any guarantee of profit. There are significant risks with investing. You should read all of the offering documents, including the risk factors, before investing.)

That's the only time I enjoy seeing that many exes. College was a dark time.

Imagine what Dry Bar Unscripted can do building off the shoulders of comedy giants in a completely untapped market.

Dry Bar Unscripted is the biggest comedy innovation since the invention of puns or Ryan Stiles. And yes. He was invented. In a lab. You think anyone is that tall naturally? I'm six foot one, and I'm the short guy?

Dry Bar Unscripted has also partnered with Harmon Brothers, the viral ad agency that helped fund millions of dollars for shows like The Chosen, Tuttle Twins, and The Wingfeather Saga.

(TEXT DISCLAIMER: Past performance does not guarantee future performance.)

Plus, they have me, the sexiest face in improv comedy. I am not a piece of meat, Colin. But thank you.

And if you express interest in the next ten minutes, I promise to do improv comedy for the next one hundred years. Or die trying.

(TEXT: Click the link to express interest today)

To invest in Dry Bar, the first thing you must do, is click that little click thing and then just shout "yahoo." We have a lot of improv and it will make you laugh. Invest in Dry Bar, unless you're a giraffe. There, that's enough.

(TEXT: Dry Bar Unscripted. Improv so good, you'll forget it's improv)

(TEXT DISCLAIMER: Dry Bar Unscripted is “testing the waters” to gauge investors in an offering of securities. No money or other consideration is being solicited, and, if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering materials are filed with the Securities and Exchange Commission. A prospective purchaser’s indication of interest is non-binding.